Exhibit 2.2

PARAMOUNT RESOURCES LTD.
(Vendor)

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PARAMOUNT ENERGY OPERATING CORP.,
as trustee of PARAMOUNT OPERATING TRUST
(Purchaser)

TAKE-UP AGREEMENT

INDEX

Page

ARTICLE I — INTERPRETATION	1
1.01 Definitions	1
1.02 Schedules	7
1.03 Extended Meanings	7
1.04 Sections and Headings	7
1.05 Currency	7
1.06 Entire Agreement	7
1.07 Subrogation	8
1.08 Governing Law	8
1.09 Interpretation If Closing Does Not Occur	8
1.10 Conflicts	8
1.11 The Vendor’s Knowledge	8
1.12 Acknowledgement of Trustee	8
ARTICLE II — SALE OF PURCHASED ASSETS AND RELATED MATTERS	9
2.01 Sale of Purchased Assets	9
2.02 Payment of Purchase Price	9
2.03 Allocation	9
2.04 GST	10
2.05 Interest	10
2.06 Governmental Security Deposits	10
2.07 Seismic Data	10
ARTICLE III — CLOSING	10
3.01 The Closing	10
3.02 Transfer of Possession	11
3.03 Deliveries at Closing	11
3.04 Delivery of Title and Operating Documents	11
3.05 Access to Records	12
3.06 Specific Conveyance	12
3.07 Operations	12
ARTICLE IV — REPRESENTATIONS AND WARRANTIES	13
4.01 Representations and Warranties of the Vendor	13
4.02 Representations and Warranties of the Purchaser	16
ARTICLE V — SURVIVAL OF REPRESENTATIONS AND WARRANTIES	17
5.01 Survival of Representations and Warranties	17
5.02 No Merger	18
5.03 No Additional Representations or Warranties by the Vendor	18
ARTICLE VI — COVENANTS	18
6.01 No Material Change	18
6.02 Operations	19
6.03 Proposals	19
6.04 Post-Closing Transitional Maintenance of Purchased Assets	20
6.05 The Vendor Deemed Agent of the Purchaser	21

6.06 Reporting Requirements	21
6.07 Efforts	21
ARTICLE VII — CONDITIONS OF CLOSING	21
7.01 The Vendor’s Conditions	21
7.02 The Purchaser’s Conditions	22
ARTICLE VIII — TITLE EXAMINATION	23
8.01 Access	23
8.02 Deficiency Statement	23
8.03 Election	23
8.04 Arbitration	24
ARTICLE IX — RIGHTS OF FIRST REFUSAL	24
9.01 Notice	24
9.02 Valuation	25
9.03 Amendments to Assets	25
ARTICLE X — LOSS	25
10.01 Loss	25
ARTICLE XI — DISPUTE RESOLUTION	25
11.01 Arbitration Proceedings	25
ARTICLE XII — PROJECTIONS	26
12.01 Projections	26
ARTICLE XIII — INDEMNITY	26
13.01 Indemnity by the Vendor	26
13.02 Indemnity by the Purchaser	27
13.03 Purchased Assets Acquired On “As Is” Basis	27
13.04 No Merger	28
13.05 Carriage of Litigation	28
13.06 Limit on the Vendor’s Responsibility	28
13.07 Assumption	28
ARTICLE XIV — ADJUSTMENTS	28
14.01 Adjustments	28
ARTICLE XV — MISCELLANEOUS	30
15.01 Partial Invalidity	30
15.02 Counterparts	31
15.03 Notice	30
15.04 Further Assurances	31
15.05 Amendments and Waivers	31
15.06 Expenses	31
15.07 Transfer Taxes	31
15.08 Assignment	32
15.09 Publicity	32
15.10 Time is of Essence	32
15.11 Remedies Cumulative	32
15.12 Signs and Notifications	32

15.13 Operatorship	32

SCHEDULES

“A” Lands, Leases, Petroleum and Natural Gas Rights and Wells

“B” Material Contracts

“C” AFE’s

“D” Form of Promissory Note (Deposit)

“E” General Conveyance

“F” Form of Officer’s Certificate

“G” Operating Agreement elections

“H” Seismic Data

“I” Excluded Assets

TAKE-UP AGREEMENT

THIS AGREEMENT effective as of the 1st day of July, 2002

     BETWEEN:

PARAMOUNT RESOURCES LTD., a body corporate registered to carry on business in the Province of Alberta and having an office in the City of Calgary, in the Province of Alberta (hereinafter called the “Vendor”)

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PARAMOUNT ENERGY OPERATING CORP., a body corporate registered to carry on business in the Province of Alberta, as trustee of PARAMOUNT OPERATING TRUST, a trust created under the laws of Alberta, and having an office in the City of Calgary, in the Province of Alberta (hereinafter called the “Purchaser”)

WHEREAS the Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Vendor the Purchased Percentage of the Vendor’s undivided interest in and to the Assets from the Vendor on the following terms and conditions;

NOW THEREFORE in consideration of the premises and the mutual covenants and warranties herein contained, the parties agree as follows:

ARTICLE I — INTERPRETATION

1.01 Definitions.

In this Agreement, including the recitals and the Schedules, the following terms have the following meanings:

(a)	“AFE” means an authority for expenditure, operations notice, mail ballot, cash call or other similar approval given by the Vendor as a result of holding a working interest in the Assets, if any, set out in Schedule “C” under the heading “AFE’s”;

(b)	“Assets” means the Petroleum and Natural Gas Rights, the Tangibles, and the Miscellaneous Interests but specifically excluding the Excluded Assets;

(c)	“Base Purchase Price” means two hundred and twenty million dollars ($220,000,000), plus or minus any adjustments pursuant to section 8.03 and Article IX;

(d)	“business day” means a day other than Saturday, Sunday or a statutory holiday or any other day on which banks in Calgary, Alberta are required to be closed;

(e)	“Closing” means the transfer of the Purchased Assets to the Purchaser, the payment by the Purchaser to the Vendor of the Purchase Price and the delivery of all documents required hereby;

(f)	“Closing Notice” means the notice in writing to be provided by the Purchaser to the Vendor upon the expiry of the rights offering of PET under the Prospectus;

(g)	“Closing Time” means 10:00 am (Calgary time) on the third business day after delivery of the Closing Notice or such other time and date as may be agreed upon in writing by the Vendor and the Purchaser;

(h)	“Deposit” has the meaning ascribed thereto in Section 2.02;

(i)	“Effective Time” means 8:00 am (Calgary time) on the 1st day of July, 2002;

(j)	“Excluded Assets” means the Vendor’s interest in those assets described in Schedule “I”;

(k)	“Facilities” means the specified interest of the Vendor in the facilities described in Schedule “A”;

(l)	“General Conveyance” means the document delivered at Closing through which the Vendor conveys the Purchased Assets to the Purchaser, in the form attached as Schedule “F”;

(m)	“GST” means the goods and services tax provided for under the Excise Tax Act (Canada), as amended, and the regulations thereunder, or any successor or parallel federal or provincial legislation that imposes a tax on the recipient of goods and services;

(n)	“Lands” means the lands, formations and associated Petroleum Substances set out in Schedule “A” under the heading “Lands” insofar as rights relating thereto are granted under the Leases;

(o)	“Leases” means, collectively, leases, licences, permits, reservations, certificates of title and other agreements described in Schedule “A” by virtue of which the Vendor is entitled to explore for, recover, remove or dispose of Petroleum Substances within, upon or under the formations in the Lands described in Schedule “A”;

(p)	“Material Contracts” means production sales agreements or other arrangements whereby the Vendor is obligated to sell, transport or deliver to any person, any Petroleum Substances allocable to the Petroleum and Natural Gas Rights as set out on Schedule “B”, and specifically excluding agreements terminable by the Vendor without penalty on less than ninety (90) days notice;

(q)	“Miscellaneous Interests” means the Vendor’s entire interest in all property, assets and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) to the extent they pertain directly to the Petroleum and Natural Gas Rights or the Tangibles, including without limitation:

(i)	all contracts, agreements, books, records, and documents relating directly to the Petroleum and Natural Gas Rights and the Tangibles, including without limitation the Title and Operating Documents;

(ii)	all Surface Rights;

(iii)	the well bores and casing for the Wells;

(iv)	all non-interpretative production and engineering information; and

(v)	all subsisting rights to carry out any operations relating to the Assets and, without limitation, all well licences for the Wells.

Unless otherwise agreed in writing by the parties, however, and subject to section 2.07, the Miscellaneous Interests shall not include agreements, documents or data to the extent that: (i) they pertain to the Vendor’s proprietary technology, interpretations or economic evaluations; (ii) they are legal opinions; (iii) they are documents prepared on behalf of the Vendor in contemplation of litigation; (iv) they are owned or licensed by third parties with restrictions on their deliverability or disclosure by the Vendor to any assignee which is not an affiliate of the Vendor; (v) they are referred to specifically as exclusions in Schedule “A”; or (vi) they pertain to records required to be maintained under the Regulations;

(r)	“Officer’s Certificate” means a certificate to be executed by an officer of a party under sections 7.01 or 7.02, as applicable, in the form attached as Schedule “F”;

(s)	“Operating Agreement” means a joint operating agreement to be entered into between the parties in the event that the Purchaser does not acquire the Vendor’s entire interest in the Assets to govern operation of any Assets not otherwise subject to third party operating procedures and incorporating a 1990 CAPL Operating Procedure and 1988 PASC Accounting Procedure (Revised February, 1991) with those elections as set out on Schedule “G”;

(t)	“PEOC” means Paramount Energy Operating Corp.;

(u)	“Permitted Encumbrances” means:

(i)	the royalties, other encumbrances and reductions in interest described in Schedule “A”;

(ii)	liens for taxes, assessments and governmental charges which are not due or delinquent at the Effective Time, or the validity of which is being contested in good faith by the Vendor, and which will be adjusted in accordance with section 14.01;

(iii)	mechanics’, builders’, materialmen’s or similar liens for services rendered or goods supplied for which payment is not then due, or the validity of which is being contested in good faith by the Vendor, and which will be adjusted in accordance with section 14.01;

(iv)	easements, rights of way, servitudes and other similar rights in lands which in total do not materially impair the use of the Assets as being used at the Effective Time;

(v)	Rights of First Refusal, copies of which have been made available to the Purchaser pursuant to section 8.01;

(vi)	the terms of the Leases and Title and Operating Documents and the express or implied reservations or exceptions in any grants or transfers of mineral rights from the Crown;

(vii)	legally binding requirements imposed by the Regulations concerning rates of production from operations on any of the Lands or otherwise affecting recoverability of Petroleum Substances from the Lands including, without limitation, any order or directive imposed by the Alberta Energy and Utilities Board or other governmental authority, whether prior to or after the Effective Time, resulting from an application by a third party or on such governmental authority’s own volition, to limit or shut in production from the Lands;

(viii)	provisions for penalties and forfeitures under operating procedures or similar agreements which will arise if the Vendor elects, after the relevant time, not to participate in operations on the Lands to which the penalty or forfeiture will apply, provided that no event has occurred which results in such penalty or forfeiture except as disclosed on Schedule “A”; and

(ix)	any defects or deficiencies in title to the Assets disclosed in this Agreement and any other Title Defects that are waived or deemed to be waived under Article VIII;

(v)	“PET” means Paramount Energy Trust, an unincorporated trust established on June 28, 2002 under the laws of the Province of Alberta;

(w)	“Petroleum and Natural Gas Rights” means the Vendor’s entire interest in those Petroleum Substances underlying the Lands in the respective formations to the extent that the same are described in Schedule “A” and are granted by the Leases, subject to the Permitted Encumbrances, and includes the interest and right of the Vendor in any lands or leases with which those Petroleum Substances have been pooled or unitized;

(x)	“Petroleum Substances” means petroleum, natural gas and related hydrocarbons and all other substances (whether hydrocarbon or not), including sulphur, capable of being produced in association with petroleum, natural gas or related hydrocarbons, the right to explore for which, or an interest in which, is granted under the Leases;

(y)	“Place of Closing” means the office of the Vendor located at 4700, 888-3rd Street S.W. Calgary, Alberta;

(z)	“Promissory Note” means the non-interest bearing promissory note in the principal amount of Five Million Dollars ($5,000,000) in the form attached hereto as Schedule “D” delivered by the Purchaser to the Vendor as the Deposit to be dealt with in accordance with the provisions of Section 2.02;

(aa)	“Prospectus” means the final Prospectus filed by PET with the securities regulatory authorities in Canada for the distribution by the Vendor as a dividend-in-kind of trust units of PET and the issue of rights to subscribe for trust units of PET;

(bb)	“Purchase Price” means the Base Purchase Price multiplied by the Purchased Percentage;

(cc)	“Purchased Assets” means that the Purchased Percentage of the Vendor’s undivided interest in the Assets acquired by the Purchaser in accordance with the provisions of Section 2.01;

(dd)	“Purchased Percentage” means the percentage of the Assets that the Purchaser proposes to acquire as shall be set forth in the Closing Notice which shall be not less than that percentage the aggregate amount received by PET from the exercise of the rights in respect of a rights offering of units to the unitholders of PET under the Prospectus together with funds borrowed by PET from its lenders for the purpose of acquiring the Purchased Assets pursuant to the commitment letter dated August •, 2002 is of the Base Purchase Price;

(ee)	“Regulations” means all statutes, laws, rules, orders, directives and regulations in effect from time to time and made by governments or governmental agencies having jurisdiction over the Assets or the parties;

(ff)	“Right of First Refusal” means a right of first refusal, pre-emptive right of purchase or similar right whereby a third party has the right to acquire or purchase a portion of the Assets as a consequence of the Vendor having agreed to sell the Assets to the Purchaser in accordance with the terms of this Agreement;

(gg)	“Surface Rights” means all rights to use the surface of land in connection with the Assets, including, without limitation, rights to enter upon and occupy the surface of land on which the Tangibles and the Wells are located and rights to cross or otherwise use the surface of land for access to the Assets, excluding any such rights the Vendor reasonably retains for its other operations, as identified and agreed to by the Parties, for which the Vendor will, insofar as it has the right to do so and on such terms as are reasonable in the circumstances, provide the Purchaser with such rights of use as the Purchaser may reasonably require for its operations respecting the Assets;

(hh)	“Specific Conveyances” means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices and which do not contain any additional representations, warranties or covenants other than those provided for or contemplated by this Agreement, to convey, assign and transfer the Purchased Assets to the Purchaser and to novate the Purchaser into the Leases and the Title and Operating Documents in the place and stead of the Vendor with respect to the Purchased Assets, effective as of the Effective Time;

(ii)	“Tangibles” means the interest of the Vendor in the Facilities and in all tangible depreciable property and assets other than the Facilities, used or intended to be used in connection with production, gathering, treatment, storage, compression, processing, transportation, injection, removal or other operations relating to the Petroleum and Natural Gas Rights and situated within or upon the Lands or lands with which they have been pooled, including, without limitation, the tangible equipment, if any, relating to the Wells and down-hole equipment;

(jj)	“Thirteenth Month Adjustment” means the accounting procedure performed annually by an operator of particular Tangibles for the purpose of redistributing certain revenues and expenses, including, without limitation, operating expenses, processing fee revenues, excess capacity utilization fees and recoveries, royalties and gas cost allowances (or similar cost allowances);

(kk)	“Title and Operating Documents” means, in respect of the Assets:

(i)	any contract or agreement pursuant to which the Vendor derives any interest in the Assets, including without limitation, the Leases, agreements of purchase and sale, farm-in agreements, pooling agreements, unit agreements and royalty agreements; and

(ii)	any contract or agreement entered into in the normal course of the oil and gas business in respect of the exploitation of Petroleum and Natural Gas Rights or the operation of Tangibles, including without limitation, joint operating agreements, unit operating agreements, farmout agreements, pooling agreements, royalty agreements, common stream agreements, gas processing agreements, gas gathering agreements, agreements for the sale of Petroleum Substances, agreements relating to Surface Rights, agreements for the construction, ownership or operation of Tangibles and agreements for the transportation of Petroleum Substances;

(ll)	“Title Defect” means a defect, deficiency or discrepancy in or affecting the title of the Vendor in and to any of the Assets, other than a Permitted Encumbrance or as specifically disclosed herein or in Schedule “A”, which is sufficiently material that it would not be acceptable to a knowledgeable, prudent purchaser buying similar oil and gas properties, acting reasonably;

(mm)	“Trust” means the Paramount Operating Trust, an unincorporated trust established on June 28, 2002 under the laws of the Province of Alberta;

(nn)	“Trust Indenture” means that First Amended and Restated Trust Indenture made effective as of August 1, 2002 between CIBC World Markets Inc. as settlor and PEOC as trustee as the same is amended, restated or modified from time to time; and

(oo)	“Wells” means the interest of the Vendor in all wells located on the Lands or lands pooled or unitized therewith, including, without limitation, any producing, shut-in, abandoned, suspended, capped, injection and disposal wells set forth in Schedule “A”, and includes the associated wellbores and casing.

1.02     Schedules

The following are the Schedules attached to and forming part of this Agreement:

“A” Lands, Leases, Petroleum and Natural Gas Rights, Wells and Facilities

“B” Material Contracts

“C” AFE’s

“D” form of Promissory Note (Deposit)

“E” General Conveyance

“F” form of Officer’s Certificate

“G” Operating Procedure elections

“H” Seismic Data

“I” Excluded Assets

1.03     Extended Meanings

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.04     Sections and Headings

The division of this Agreement into sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.05     Currency

All references herein to currency are references to currency of Canada.

1.06     Entire Agreement

The provisions contained in any and all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail. No amendments shall be made to this Agreement unless in writing, executed by the parties. This Agreement supersedes all other agreements, documents, writings and verbal understandings among the parties relating to the subject matter hereof and expresses the entire agreement of the parties with respect to the subject matter hereof.

1.07     Subrogation

Insofar as is possible, the assignment and conveyance to be effected by this Agreement is made with full right of substitution and subrogation of each party in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Purchased Assets or any part or portion thereof.

1.08     Governing Law

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and applicable laws of Canada and shall, in all respects, be treated as a contract made in the Province of Alberta. The parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

1.09     Interpretation If Closing Does Not Occur

In the event that Closing does not occur, each provision of this Agreement which presumes that the Purchaser has acquired the Purchased Assets shall be construed as having been contingent upon Closing having occurred.

1.10     Conflicts

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of a Schedule or a conveyance document, the provision of the body of this Agreement shall prevail.

1.11     The Vendor’s Knowledge

The knowledge or awareness of the Vendor herein (“Knowledge”) consists of the actual knowledge or awareness of its current officers, managers and field supervisors who are primarily responsible for the matter in question in the course of their normal duties after reasonable inquiry of the Vendor’s applicable files and records. For these purposes, Knowledge and awareness do not include the knowledge of any third party or constructive knowledge. The Vendor does not have any obligation to make inquiry of third parties or the files and records of any third party or public authority in connection with representations and warranties that are made to its Knowledge.

1.12     Acknowledgement of Trustee

The parties hereto acknowledge that PEOC is entering into this Agreement solely in its capacity as the Trustee on behalf of the Trust and the obligations of the Trust hereunder shall be binding upon PEOC in its capacity as Trustee only, such that any recourse against the Trust, PEOC, or PEOC in its capacity as the Trustee, in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of PEOC, the Trust or PEOC in its capacity as the Trustee, in their respective capacities as such, arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on contracts or on negligence, tortious behaviour or otherwise, shall be limited to and satisfied only out of the Trust Properties as defined in the Trust Indenture. No beneficiary (including its own beneficiaries, if any) of the Trust, in his, her or its capacity as such, shall have any indebtedness, liability or obligation of any kind whatever hereunder or arising in connection herewith or from the matters to which this Agreement relates, including without limitation claims based in contract or on negligence, tortious behaviour or otherwise.

ARTICLE II — SALE OF PURCHASED ASSETS AND RELATED MATTERS

2.01     Sale of Purchased Assets

Upon the terms and subject to the conditions of this Agreement, the Vendor agrees to sell, assign, transfer, convey and set over to the Purchaser, and the Purchaser agrees to purchase from the Vendor, as, at and from the Effective Time, the Purchased Percentage of the right, title and interest of the Vendor in the Assets (the “Purchased Assets”).

2.02     Payment of Purchase Price

The Purchaser shall pay the Purchase Price to the Vendor as follows:

(a)	concurrently with the execution and delivery of this Agreement, the Purchaser shall deliver to the Vendor in trust, the Promissory Note in payment of the Deposit in the amount of Five Million Dollars ($5,000,000) (the “Deposit”);

(b)	if Closing does not occur solely due to a material breach of this Agreement by the Purchaser, the Deposit shall, at the election of the Vendor, be forfeited to and retained by the Vendor for its own account absolutely, as a genuine pre-estimate by the Vendor and the Purchaser of the minimum damages, costs, losses and expenses to be suffered and incurred by Vendor as a consequence of such breach by the Purchaser, but not in limitation of any rights and remedies the Vendor may have to recover additional damages, costs, losses or expenses as a consequence of such breach;

(c)	if Closing does not occur for any reason or circumstance other than that described in subsection 2.02 (c), the Promissory Note evidencing the Deposit shall be cancelled an returned to the Purchaser; and

(d)	at Closing, the Purchaser shall pay to the Vendor by bank draft, certified cheque or wire transfer the Purchase Price and the Vendor shall cancel and return to the Purchaser the Promissory Note evidencing the Deposit.

2.03     Allocation

The Purchase Price will be allocated as follows:

(a) to the Petroleum and Natural Gas Rights:	80% of the Purchase Price minus $10.00
(b) to the Tangibles:	20% of the Purchase Price
(c) to the Miscellaneous Interests:	$10.00

In determining the Base Purchase Price, the parties have taken into account the Purchaser’s assumption of responsibility for the future abandonment and reclamation costs associated with the Assets and the release of the Vendor of responsibility therefor.

2.04     GST

The Purchaser shall also remit to the Vendor an amount equal to seven percent (7%) of the Purchase Price allocated to the Tangibles as payment of the GST. The Purchaser shall be fully responsible for any and all additional amounts of GST and any similar taxes (including interest and penalties) payable in respect of the transactions contemplated by this Agreement and shall indemnify and save the Vendor harmless in respect of any additional amounts of GST or other taxes. The Vendor shall remit such amounts as required by the Regulations. The Vendor’s GST Registration number is 132554775RT and the Purchaser’s GST Registration number is 861965861RT.

2.05     Interest

At Closing, the Purchaser shall pay to the Vendor an amount equal to the interest that would have accrued on the Purchase Price less the Deposit at the rate of six and one half Percent

(6.5%) per annum, calculated daily and not compounded, from and including the Effective Time to and including the day prior to the Closing Time.

2.06     Governmental Security Deposits

In the event, prior to or after the Closing Time, a governmental authority or regulatory agency requires as a pre-requisite to or a condition of the transfer of any licence, permit or approval pertaining to the Purchased Assets, a security deposit or any kind of monetary payment, such amount shall be paid by the Purchaser as and when due.

2.07     Seismic Data

To the extent the Purchaser wishes to acquire the Vendor’s seismic data for the entire seismic lines where such lines touch or cross the lands within the area cross-hatched on Schedule “H” (the “Seismic Data”), and to the extent the Vendor is permitted to do so, the Vendor will co-operate in providing the Purchaser with a licence or a copy, as applicable, of the Seismic Data at the Purchaser’s sole expense. For the Vendor’s proprietary Seismic Data, the Vendor will provide the Purchaser with a licence to such proprietary Seismic Data, subject to any third party consent requirements, upon the terms of the Vendor’s standard seismic licence agreement excluding any provision for the payment of fees. Such licence agreement shall provide that the Vendor shall not agree to a further disposition of an interest in such Seismic Data without the consent of the Purchaser. Where the Vendor holds a licensed copy, and where the licence permits, the Vendor will provide the Purchaser with a copy of the Seismic Data. The determination as to whether any particular Seismic Data will be provided to the Purchaser is solely within the Vendor’s discretion based on its interpretation of its obligations to third parties.

ARTICLE III — CLOSING

3.01     The Closing

The Closing will take place at the Place of Closing at the Closing Time.

3.02     Transfer of Possession

The transfer of the Purchased Assets from the Vendor to the Purchaser and the assumption of the benefits, obligations and risks associated with the Purchased Assets by the Purchaser will be effective as of the Effective Time. As between the parties, possession of the Purchased Assets will not pass to the Purchaser until the Closing Time.

3.03     Deliveries at Closing

(a)	At Closing, the Vendor shall table the following:

(i)	the General Conveyance duly executed by the Vendor;

(ii)	all available Specific Conveyances duly executed by the Vendor;

(iii)	copies of all consents to disposition and notices and waivers of Rights of First Refusal obtained by the Vendor;

(iv)	the Officer’s Certificate described in subsections 7.02(a) and (b);

(v)	payment of the net revenue as provided for in section 14.01; and

(vi)	such other items as may be specifically required hereunder.

(b)	At Closing, the Purchaser shall table the following:

(i)	the Purchase Price payable as provided for in section 2.02;

(ii)	the interest payment as provided for in section 2.05;

(iii)	the Officer’s Certificate described in subsections 7.01(a) and (b); and

(iv)	such other items as may be specifically required hereunder.

In addition, the Purchaser will duly execute the General Conveyance and the Specific Conveyances as tabled by the Vendor.

3.04     Delivery of Title and Operating Documents

To the extent that the Vendor is reasonably able to deliver the Title and Operating Documents to the Purchaser, the Vendor shall, as soon as is practicable after Closing (and in any event within 30 days of Closing), deliver to the Purchaser the Title and Operating Documents which it has in its possession, provided that if the Vendor retains any interest in any property to which a Title and Operating Document relates, the Vendor may retain the original copy and provide a photocopy to the Purchaser.

3.05     Access to Records

The Vendor may, at its sole expense, after Closing, gain access to, during regular business hours, and obtain from the Purchaser copies or photocopies of, any Title and Operating Documents, correspondence, documents or reports which were delivered to the Purchaser at Closing, which the Purchaser has in its possession or has access to and which the Vendor requires for audits, claims by third parties or for other reasonable business purposes.

3.06     Specific Conveyance

     (a)  It shall not be necessary for assignment and novation agreements to have been executed prior to or at Closing by parties thereto other than the Vendor and the Purchaser. After Closing, the Vendor shall co-operate with the Purchaser in its procurement of the execution of such documents and any substitutions, amendments or replacements thereof by the parties thereto other than the Vendor and the Purchaser. After Closing, the Purchaser (and to the extent the Purchaser is not permitted at law to be the holder thereof, PEOC) shall use all reasonable efforts to become, as soon as reasonably practicable, the recognized and beneficial holder of the Purchased Assets in the place and stead of the Vendor and shall promptly register all Specific Conveyances; provided however, in furtherance thereof and without limitation, the Vendor may elect to register on behalf of the Purchaser and to the extent applicable, PEOC, all transfers of well licences, pipeline permits and similar documents. The Vendor, where the Purchaser is the registering party, and the Purchaser, where the Vendor is the registering party, shall promptly take whatever steps are necessary to verify such registrations.

     (b)  The Purchaser shall bear all costs, fees and deposits of every nature and kind incurred (whether by the Vendor or the Purchaser) in registering any Specific Conveyances and registering any further assurances required to convey the Purchased Assets to the Purchaser; and the Vendor, acting reasonably, may include an amount in respect thereof in the interim statement of adjustments contemplated by Article XIV.

3.07     Operations

     (a)  The Vendor and the Purchaser acknowledge that the Vendor may retain interests in the Leases and/or Surface Rights relating to the Excluded Assets. In the course of providing Specific Conveyances both before and after Closing Time, to the extent there is a retained interest or an overlap or shared usage of wellsites, facilities, pipelines, gathering systems, roads, easements or other interests with the properties retained by the Vendor, the parties shall co-operate in determining the most practical terms and conditions necessary to provide both parties with title and access to their respective properties in order to allow for efficient operations to continue and execute such agreements as are necessary to reflect such terms and conditions. The parties specifically agree as follows:

(i)	with respect to the shut-in lands forming part of the Excluded Assets, as described in paragraphs (c) and (d) of Schedule “I” hereto, the Vendor will hold the Purchaser’s interest in the applicable Leases in trust for the Purchaser. If a Well capable of production on the Lands in such Leases is included in the Assets, the Vendor will convey its Surface Rights relating to those Lands to the Purchaser, subject to the Vendor’s right to take over such Surface Rights upon notice from the Purchaser that it intends to abandon or surrender such Surface Rights. If the Vendor’s shut-in wells included in the Excluded Assets are placed on production at any time after the Closing Date, the Purchaser will co-operate fully with the Vendor in providing surface access to the Vendor in order for the Vendor to produce its retained wells. At such time, the Purchaser will use reasonable commercial efforts to have the Vendor’s production from such retained wells processed at the respective Facilities to which such retained wells were tied in prior to being shut-in, on the basis of Priority 2 production and to the extent reasonably possible, with processing fees set at cost plus 5%; and

(ii)	with respect to roads which are currently used or are developed to provide access to the Assets and the Excluded Assets (the “Access Roads”), to the extent permitted by the terms of the applicable surface dispositions or other rights of access or entry, each party hereby grants and conveys to the other party the right and privilege to enter upon, use, occupy and enjoy such Access Roads, at no cost, at its sole risk for all purposes and uses as may be necessary for or useful in connection with seismic or geophysical activities generally, or the accessing, drilling, testing, completing, equipping, operating, maintaining, servicing and abandoning of any well or wells and constructing, operating, maintaining, servicing or abandoning of any equipment, pipelines, compressors or gathering systems and any other matters incidental thereto. If a party or its agents, employees or contractors damage any of the Access Roads, the party causing such damage will, at its own expense, repair and restore such Access Road to its prior condition. The parties will enter into a master road use agreement in this regard after Closing which sets out the terms and conditions that will govern this sharing of the Access Roads.

     (b)  For those Purchased Assets where there is no agreement governing operations and the Vendor retains an interest, the parties agree to enter into an Operating Agreement or Operating Agreements and such other documents and agreements as are necessary to ensure the efficient operation of any jointly held Assets.

ARTICLE IV — REPRESENTATIONS AND WARRANTIES

4.01     Representations and Warranties of the Vendor

     The Vendor makes the following representations and warranties to the Purchaser with respect to itself and the Assets:

(a)	Standing. The Vendor is, and at the Closing Time shall continue to be, duly organized, valid and subsisting, registered to carry on business in the Province of Alberta and registered to carry on business in the jurisdiction(s) where the Assets are located;

(b)	Requisite Authority. The Vendor has the requisite capacity, power and authority to execute this Agreement and to perform the obligations to which it thereby becomes subject and no authorizations or approvals of any governmental body, other than as will be obtained prior to Closing Time, are required for the execution, delivery and performance of the obligations of the Vendor;

(c)	No Conflict. The execution and delivery of this Agreement and the completion of the sale of the Purchased Assets in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with:

(i)	any term or provision of the articles, bylaws or other governing documents of the Vendor,

(ii)	any agreement, instrument, permit or authority to which the Vendor is a party or by which the Vendor is bound, or

(iii)	any Regulation or any judicial order, award, judgment or decree applicable to the Vendor or the Assets;

(d)	Execution And Enforceability. The Vendor has taken all actions necessary to authorize the execution and delivery of this Agreement, and, as of the Closing Time, the Vendor shall have taken all actions necessary to authorize and complete the sale of the Purchased Assets in accordance with the provisions of this Agreement. This Agreement has been validly executed and delivered by the Vendor, and this Agreement does and all other documents executed and delivered on behalf of the Vendor hereunder shall constitute valid and binding obligations of the Vendor enforceable in accordance with their respective terms and conditions;

(e)	Title to Assets. The Vendor does not warrant title to the Assets but does represent that except for the Permitted Encumbrances:

(i)	the Assets are now, and will be at the Effective Time and the Closing Time, free and clear of all liens, charges, encumbrances and adverse claims created by, through or under the Vendor or of which the Vendor has Knowledge;

(ii)	the Vendor has not alienated the Assets; and

(iii)	to the Vendor’s Knowledge, there has been no act or omission whereby it is, or would be, in default under the applicable Regulations or any of the Title and Operating Documents, which default would reasonably be expected to have a material adverse effect on the aggregate value of the Assets;

(f)	Quiet Enjoyment. Subject to the Vendor’s other representations and warranties made pursuant to this section, the Permitted Encumbrances and the rents, covenants, conditions and stipulations in the Leases on the lessee’s or holder’s part thereunder to be paid, performed and observed, the Purchaser may hold and enjoy the Purchased Assets for its own use and benefit without any interruption or claim of or by the Vendor or any person claiming through or under the Vendor;

(g)	Taxes and Royalties Paid. To the Vendor’s Knowledge, all royalties and all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of Petroleum Substances, or the receipt of proceeds therefrom, payable in respect of the Assets prior to the Effective Time have been properly paid and discharged, or will be paid by the Vendor upon coming due;

(h)	Residency. The Vendor is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(i)	Finders’ Fees. The Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the sale of the Assets for which the Purchaser will have any obligation or liability;

(j)	Claims. There are no existing, or to the Vendor’s Knowledge, pending or threatened, proceedings, actions or lawsuits against or with respect to the Assets except as may have been disclosed in writing by the Vendor to the Purchaser prior to execution of this Agreement;

(k)	Prepaid Obligations. The Vendor is not obligated by virtue of a prepayment, gas balancing, or other arrangement under any contract to make any production payment or to deliver Petroleum Substances produced from the Assets to any party at some future time without receiving in due course (and being entitled to retain) full payment therefore at current market prices or contract prices;

(l)	Reduction of Interests. To the Vendor’s Knowledge, except as otherwise disclosed on Schedule “A”, the Vendor’s interest in the Petroleum and Natural Gas Rights is not subject to reduction by reference to payout of or production penalty on any Well through any right or interest granted by, through or under it or of which Vendor has Knowledge;

(m)	Examination of Assets and Title. To the Vendor’s Knowledge, it will have delivered or made available to Purchaser all Title and Operating Documents relevant to the Assets in its possession or to which it has access for the purpose of the Purchaser’s review of the Assets and the Vendor’s title thereto;

(n)	Material Contracts. There are no material contracts or agreements pertaining to the Assets other than those described in Schedule “B”. Further, to the Vendor’s Knowledge there is no breach or default on its part in any material respect under any Material Contract;

(o)	Receipt of Revenues. To the Vendor’s Knowledge, it has been receiving the share of the net proceeds of production from the Assets attributable to its interests as shown in the schedules hereto, and no person is currently claiming that it is not entitled to such amounts, with the possible exception of claims of accounting errors which do not challenge the percentage share of revenues to which it is entitled and which are not material;

(p)	Right of First Refusal. To the Vendor’s Knowledge, no person, firm or corporation has any Right of First Refusal, except as disclosed on Schedule “A”;

(q)	Financial Commitments. In respect of the Assets, except in connection with the AFE’s, there are no financial commitments of the Vendor which are due as of the date hereof or which may become due by virtue of matters occurring or arising prior to the date hereof, other than usual operating expenses incurred in the normal conduct of operations;

(r)	Oil and Gas Field Practice. To Vendor’s Knowledge, the Wells have, in all material respects, been drilled and if completed, completed and if abandoned, abandoned in compliance with all Regulations existing at the relevant time;

(s)	Tangible Interests. To Vendor’s Knowledge, the Tangibles have been maintained and operated in accordance with usual oilfield practices as they existed at the relevant time; and

(t)	Environmental Matters. The Vendor has not received, nor has it any Knowledge of:

(i)	any orders or directives under the Regulations that relates to environmental matters and which require any work, repairs, construction or capital expenditures with respect to the Assets, where such orders or directives have not been complied with in all material respects; or

(ii)	any demand or notice issued under the Regulations with respect to the breach of any environmental, health or safety law applicable to the Assets, including, without limitation, any Regulation respecting the use, storage, treatment, transportation or disposition of environmental contaminants, which demand or notice remains outstanding at the date hereof;

except as have been specifically disclosed by the Vendor by written notice to the Purchaser prior to the date hereof.

4.02     Representations and Warranties of the Purchaser

The Purchaser makes the following representations and warranties to the Vendor:

(a)	Standing. PEOC and the Trust are, and at the Closing Time shall continue to be, duly organized, valid and subsisting, and PEOC is registered to carry on business in the Province of Alberta;

(b)	Requisite Authority. The Purchaser has the requisite capacity, power and authority to execute this Agreement and to perform the obligations to which it thereby becomes subject and no authorizations or approvals of any governmental body, other than as will be obtained prior to Closing Time, are required for the execution, delivery and performance of the obligations of the Purchaser;

(c)	No Conflict. The execution and delivery of this Agreement and the completion of the sale of the Assets in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with:

(i)	any term or provision of the Trust Indenture, articles, bylaws or other governing documents of either the Trust or PEOC;

(ii)	any agreement, instrument, permit or authority to which the Purchaser is a party or by which either the Trust or PEOC is bound, or

(iii)	any Regulation or any judicial order, award, judgment or decree applicable to the Purchaser or the Assets;

(d)	Execution And Enforceability. The Purchaser has taken all actions necessary to authorize the execution and delivery of this Agreement, and, as of the Closing Time, the Purchaser shall have taken all actions necessary to authorize and complete the purchase of the Purchased Assets in accordance with the provisions of this Agreement. This Agreement has been validly executed and delivered by the Purchaser, and this Agreement does and all other documents executed and delivered on behalf of the Purchaser hereunder shall constitute valid and binding obligations of the Purchaser enforceable in accordance with their respective terms and conditions;

(e)	Investigation of Title. The Purchaser is relying upon its own investigation concerning the title to and fitness of the Assets and is not relying upon any representation, warranty or statement of the Vendor except as contained in section 4.01 of this Agreement;

(f)	Finders’ Fee. The Purchaser has not incurred any obligation or liability, contingent or otherwise, for broker’s or finder’s fees in respect of its purchase hereunder for which the Vendor will have any obligation or liability;

(g)	Investment Canada Act. The Purchaser is not a “non-Canadian” person within the meaning of the Investment Canada Act; and

(h)	Qualification. The Purchaser, either on its own behalf or through PEOC as agent, has or will, prior to the Closing Time, have made adequate arrangements to meet all qualification requirements of third parties (including without limitation, governmental agencies) to purchase and take a transfer of the Purchased Assets, including without limitation, the transfer of the applicable licence or approval for any Well or Tangibles for which it is intended to replace the Vendor as operator following Closing, and shall accede to, comply with and perform the requirements of such third parties, acting reasonably.

ARTICLE V — SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.01     Survival of Representations and Warranties

The representations and warranties in Article IV shall be true at the Effective Time and at the Closing Time, and such representations and warranties shall continue in full force and effect and shall survive the Closing Time for the benefit of the party for which such representations and warranties were made. In the absence of fraud, however, no claim or action shall be commenced with respect to a breach of any such representation or warranty, unless, within twelve (12) months after the Closing Time, written notice specifying such breach in reasonable detail has been provided to the party which made such representation or warranty and each party waives any rights it may have at law or otherwise to commence a claim or action for breach of representation or warranty after that period. Nothing in this Agreement will preclude a party that made such a representation or warranty from offering as a possible defence that the other party did not, in fact, rely to its detriment on the representation or warranty alleged by it to have been breached.

5.02     No Merger

The representations and warranties in Article IV shall be deemed to apply to all assignments, conveyances, transfers and other documents conveying any of the Purchased Assets from the Vendor to the Purchaser. There shall not be any merger of any such representations or warranties in such assignments, conveyances, transfers or other documents, notwithstanding any rule of law, equity or statute to the contrary, and all such rules are hereby waived.

5.03     No Additional Representations or Warranties by the Vendor

     (a)  The Vendor makes no representations or warranties to the Purchaser in addition to those expressly enumerated in Article IV. Except and to the extent provided in Article IV, the Vendor does not warrant title to the Assets or make representations or warranties with respect to: (i) the quantity, quality or recoverability of Petroleum Substances; (ii) any estimates of the value of the Assets or the revenues applicable to future production therefrom; (iii) any engineering, geological or other interpretations or economic evaluations respecting the Assets; (iv) the rates of production of Petroleum Substances from the Assets; (v) the quality, condition or serviceability of the Assets or the suitability of their use for any purpose; or (vi) the accuracy or completeness of any information provided to the Purchaser by way of electronic transfer of records or other computer records, file summaries or other interpretive records that were prepared by the Vendor for internal use. Without restricting the generality of the foregoing, the Purchaser acknowledges that it has made (and will, prior to Closing, continue to make) its own independent evaluation and inspection of the Assets and their condition as part of its due diligence process, and that, subject always to section 5.01, it has relied on that independent review for its assessment of the condition, quantum and value of the Assets.

     (b)  Except for the representations and warranties in section 4.01, or in the event of fraud, the Purchaser forever releases and discharges the Vendor and each of its directors, officers, employees, consultants and agents from any losses and liabilities of the Purchaser and its assigns and successors, as a result of the use or reliance upon advice, information and materials pertaining to the Assets delivered or made available to the Purchaser by the Vendor or any of its directors, officers, employees, consultants and agents prior to or under the Agreement, including, without limitation, any evaluations, projections, reports and interpretive or non-factual materials prepared by or for the Vendor, or otherwise in its possession.

ARTICLE VI — COVENANTS

6.01     No Material Change

     From the Effective Time of this Agreement to the Closing Time, the Vendor will not, except with the prior consent of the Purchaser:

(a)	assign, transfer, mortgage, pledge or otherwise encumber any of the Assets;

(b)	enter into any material transaction affecting the Assets;

(c)	approve or refrain from approving any authorization for expenditure in excess of $25,000.00 received or to be approved by it subsequent to the date hereof without first consulting with the Purchaser in that regard unless such expenditures are, in the Vendor’s opinion, necessary for the protection of life or property; or

(d)	subject to section 6.03, propose or initiate the exercise of any option arising as a result of the ownership of the Assets (including, without limitation, rights under area of mutual interest provisions and any Right of First Refusal) or propose or initiate any operations with respect to the Assets that have not been commenced or committed to by the Vendor as of the Effective Time, if that exercise or option would result in an obligation of the Purchaser after the Effective Time or a material adverse effect on the value of any of the Assets.

6.02     Operations

From the Effective Time to the Closing Time, to the extent that the Vendor has control of the Assets, the Vendor will use its reasonable efforts to see that the Assets are maintained and operated in a prudent manner, will maintain any insurance maintained by the Vendor and now in force with respect to the Assets, will pay or cause to be paid all costs and expenses incurred in connection therewith in a timely fashion, will use reasonable efforts to keep the Leases in full force and effect and will use reasonable efforts to perform and comply with all of the covenants and conditions contained in the Leases or the Material Contracts. The Purchaser acknowledges that the Vendor has not conducted surface rental reviews and it shall be the Purchaser’s responsibility to take such action as it may consider necessary or advisable regarding surface rental reviews after Closing.

6.03     Proposals

     (a)  If an operation or the exercise of any option respecting the Assets is proposed in circumstances which would require the written consent of the Purchaser under section 6.01 (the “Proposal”):

(i)	the Vendor will promptly give notice of the Proposal to the Purchaser, including with that notice supporting information in reasonable detail;

(ii)	the Purchaser will advise the Vendor, by notice, not later than 2 business days prior to the time the Vendor is required to make its election for the Proposal, if the Purchaser wishes the Vendor to exercise its rights on behalf of the Purchaser, provided that this period will be reduced to 12 hours if the period within which the Vendor is required to reply, by notice to the applicable third parties, is 48 hours or less and that failure to make an election within the applicable period will be deemed to be the Purchaser’s election not to participate in the Proposal;

(iii)	the Vendor will make the election authorized by the Purchaser for the Proposal within the period during which the Vendor may respond to the Proposal;

(iv)	an election by the Purchaser not to participate in a Proposal will not result in any reduction of the Base Purchase Price if the Vendor’s interest therein is terminated or altered as a result of that election, and that termination or alteration will not constitute a Title Defect or a breach of the Vendor’s representations and warranties; and

(v)	the Vendor may require the Purchaser to advance or otherwise secure any costs to be incurred by the Vendor on behalf of the Purchaser under this section in such manner as may be reasonably appropriate in the circumstances. In the event that the Vendor acquires an interest or otherwise incurs expenses that, but for the election of the Purchaser it would not have acquired or incurred, the Purchaser shall be entitled to acquire the entire available interest and shall incur all of the expenses, notwithstanding the Purchaser does not otherwise acquire the Vendor’s entire interest in the Assets.

     (b)  The Purchaser may not, without the written consent of the Vendor, request the Vendor to propose the conduct of any operation respecting the Assets prior to the Closing Time, except to the extent provided in this Article.

6.04     Post-Closing Transitional Maintenance of Purchased Assets

Following Closing and to the extent that the Purchaser and, to the extent applicable, PEOC, must be recognized by third parties under the Title and Operating Documents or otherwise recognized as the owner of any of the Purchased Assets, the following will apply to those Purchased Assets until that recognition has been effected:

(a)	the provisions of sections 6.01, 6.02 and 6.03 will continue to apply, mutatis mutandis;

(b)	the Vendor will forthwith provide to the Purchaser all authorizations, notices, mail ballots, specific information and other documents the Vendor receives respecting the Purchased Assets, and will respond to such authorizations for expenditure, notices, mail ballots, information and other documents pursuant to the written instruction of the Purchaser, if received on a timely basis, provided that the Vendor may refuse to follow instructions that it reasonably believes to be unlawful, unethical or in conflict with an applicable contract by providing notice to that effect to the Purchaser in a timely manner;

(c)	the Vendor will deliver to the Purchaser, on a monthly basis, in a manner consistent with the Vendor’s internal accounting processes, all revenues, proceeds and other benefits received by the Vendor respecting the Purchased Assets, other than those that accrue to the Vendor under section 14.01, less the share of the applicable lessor royalties, operating costs, treating, gathering, processing and product transportation expenses and those other costs and expenses directly relating to the Purchased Assets and the production of Petroleum Substances. Any net amount owing to the Vendor under this subsection will be paid by the Purchaser within 30 days of the Vendor’s invoice therefore; and

(d)	subject to section 3.06, the Vendor will, as agent of the Purchaser, deliver all such agreements, notices and other documents as the Purchaser may reasonably request to effect its ownership of the Purchased Assets.

6.05     The Vendor Deemed Agent of the Purchaser

     (a)  Provided Closing occurs and insofar as the Vendor maintains the Purchased Assets and takes actions on behalf of the Purchaser in compliance with the obligations under this Article, the Vendor will be deemed to have been the agent of the Purchaser hereunder. The Purchaser ratifies all actions taken, or refrained from being taken, by the Vendor under this Article in that capacity, with the intention that all of those actions will be deemed to be those of the Purchaser, except to the extent that the Vendor’s actions under this Article constitute gross negligence or wilful misconduct.

     (b)  The Purchaser will be liable to and, in addition, indemnify the Vendor and each of its directors, officers, agents and employees against all of their losses and liabilities as a result of maintaining the Purchased Assets or exercising other rights as the Purchaser’s agent under this Article, insofar as those losses and liabilities are not a direct result of the gross negligence or wilful misconduct of the Vendor or any of its directors, officers, agents or employees. An act or omission will not be regarded as gross negligence or wilful misconduct under this Article, however, to the extent that it was done or omitted to be done in accordance with the Purchaser’s written instructions or written concurrence.

6.06     Reporting Requirements

     The Vendor acknowledges that the Purchaser’s beneficiary, PET is or will be a reporting issuer under Canadian securities laws and as such has an obligation to disclose, on a timely basis, all material information concerning its business and affairs to the public. The Vendor also acknowledges that PET may, from time to time, prepare and file documents such as prospectuses and take-over bid circulars with securities regulatory authorities which documents must provide full, true and plain disclosure of all material information concerning the business and affairs of PET, which would include financial, operational and reserve information about the Purchased Assets for the period prior to the Effective Time. The Vendor covenants and agrees to cooperate with, and provide all information that PET may reasonably request about the Purchased Assets to the Purchaser in order to assist PET in complying with its disclosure obligations under the applicable securities laws.

6.07     Efforts

     Each party will proceed in good faith to use all reasonable efforts with respect to all matters within its control to cause all the conditions to the consummation of the transactions contemplated hereby be met as promptly as practicable.

ARTICLE VII — CONDITIONS OF CLOSING

7.01     The Vendor’s Conditions

The obligation of the Vendor under this Agreement to consummate the transactions contemplated hereby is subject to satisfaction of the following conditions which are for the exclusive benefit of the Vendor, and, other than the approval under the Competition Act (Canada), may be waived in whole or in part by the Vendor:

(a)	Accuracy of Representations and Warranties. The Purchaser’s representations and warranties herein contained were true when made and have continued to be true in all material respects from the date hereof to the Closing Time and are true in all material respects as of the Closing Time and the Purchaser has delivered to the Vendor an Officer’s Certificate dated as of the Closing Time signed by the Purchaser so certifying in such detail as the Vendor reasonably requests;

(b)	Performance of Agreements. The Purchaser has performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed or complied with by it at or prior to the Closing Time and the Purchaser has delivered to the Vendor an Officer’s Certificate dated as of the Closing Time signed by the Purchaser so certifying in such detail as the Vendor reasonably requests;

(c)	Legal Matters. All instruments and documents required to carry out the terms of this Agreement and to consummate the transactions contemplated hereby will be in form and substance satisfactory to the Vendor, acting reasonably, and executed and delivered by the Purchaser;

(d)	Governmental Approval. The parties shall have obtained all necessary regulatory or governmental consents or approvals, including, without limitation, approvals and notifications under the Competition Act (Canada) required to permit the transaction to be completed; and

(e)	Payment. The Purchaser shall have tendered payment of the Purchase Price as contemplated herein.

7.02     The Purchaser’s Conditions

The obligation of the Purchaser under this Agreement to consummate the transactions contemplated hereby is subject to satisfaction of the following conditions which are for the exclusive benefit of the Purchaser, and, other than the approval under the Competition Act (Canada), may be waived in whole or in part by the Purchaser:

(a)	Accuracy of Representations and Warranties. The Vendor’s representations and warranties herein contained were true when made, have continued to be true in all material respects from the date hereof to the Closing Time and are true in all material respects as of the Closing Time and the Vendor has delivered to the Purchaser an Officer’s Certificate dated as of the Closing Time signed by the Vendor so certifying in such detail as the Purchaser reasonably requests;

(b)	Performance of Agreements. The Vendor has performed all obligations and Agreements and complied with all covenants and conditions contained in this Agreement to be performed or complied with by it at or prior to the Closing Time and the Vendor has delivered to the Purchaser an Officer’s Certificate dated as of the Closing Time signed by the Vendor so certifying in such detail as the Purchaser reasonably requests;

(c)	Legal Matters. All instruments and documents required to carry out the terms of this Agreement and to consummate the transactions contemplated hereby will be in form and substance satisfactory to the Purchaser, acting reasonably, and executed and delivered by the Vendor;

(d)	Governmental Approval. The parties shall have obtained all necessary regulatory or governmental consents or approvals, including, without limitation, approvals and notifications under the Competition Act (Canada) required to permit the transaction to be completed;

(e)	Net Revenues. The Vendor shall have tendered payment of the net revenues as contemplated in section 14.01; and

(f)	Release of Guarantees. All “Subsidiary Guarantees”, as such term is defined in the Credit Agreement dated as of June 28, 2002 between the Vendor and various Canadian chartered banks as amended provided by any of the Purchaser, PET and PEOC and all security provided in respect thereof are unconditionally released by such Canadian chartered banks.

ARTICLE VIII — TITLE EXAMINATION

8.01     Access

At any time prior to the Closing Time, on reasonable notice, the Vendor will make available, or cause to be made available at its office in Calgary, Alberta, during usual business hours, to the Purchaser and its representatives, all Title and Operating Documents which the Vendor is legally permitted to disclose and will use reasonable efforts to cooperate with the Purchaser in securing access for the Purchaser and its representatives to any records relating to the Assets that may be in the possession of other parties.

8.02     Deficiency Statement

At least ten (10) business days prior to Closing Time, the Purchaser may provide to the Vendor a deficiency statement which lists all Title Defects in reasonable detail, together with the Purchaser’s requirements for rectifying the same, including all agreements, or other instruments, which appear to be missing and which are reasonably necessary in order to establish the Vendor’s title to the Assets.

8.03     Election

The Vendor will use reasonable efforts to furnish all missing title documentation and to remedy the Title Defects. If the Vendor fails or is unable to satisfy any Title Defect to the reasonable satisfaction of the Purchaser on or before the business day prior to Closing Time, the Purchaser will be entitled to elect at or before the Closing Time by written notice to the Vendor, to do one of the following:

(a)	where the cumulative amount by which the value of the affected interests has been reduced is, in the Purchaser’s opinion acting reasonably, less than 5% of the Base Purchase Price, the Purchaser shall complete the purchase of Purchased Percentage of the Vendor’s interest in and to the Assets without adjustment of the Purchase Price on account of such defects or omissions; or

(b)	where the cumulative amount by which the value of the affected interests has been reduced is, in the Purchaser’s opinion acting reasonably, 5% or more of the Base Purchase Price:

(i)	the parties may delay Closing to a mutually agreeable time and date, in which case:

(A)	the Vendor shall make further attempts to cure or remove the uncured Title Defects; and

(B)	when such mutually agreeable time and date arrives, the elections pursuant to this subsection 8.03(b) shall once again be made; or

(ii)	the Purchaser may waive the uncured Title Defects, in which case all of the Vendor’s interest in and to the Purchased Assets shall be purchased by the Purchaser without an adjustment to the Purchase Price; or

(iii)	the Purchaser may purchase the Purchased Percentage of the Vendor’s interest in and to the Assets and the Purchase Price shall be reduced by the value allocated by the Purchaser as a result of the uncured Title Defect(s).

Failure of the Purchaser to make an election at or before the Closing Time pursuant to section 8.03 shall be deemed to be an election by the Purchaser pursuant to paragraph (b)(ii) of this section. Upon Closing, the Purchaser will be deemed to have waived permanently all Title Defects pertaining to the Purchased Assets that were identified by the Purchaser or its representatives during its review.

8.04     Arbitration

If the Vendor disagrees with the value allocated by the Purchaser to an affected interest, the parties shall forthwith meet in good faith to discuss the issue. If after such a meeting, the issue has not been resolved or if a party does not forthwith meet to discuss the issue, the issue shall be resolved in accordance with the provisions of Article XI. Closing shall proceed based upon the value allocated by the Purchaser. Forthwith after the decision of the arbitrator has been rendered, if the value determined by the arbitrator differs from the value allocated by the Purchaser, the parties shall forthwith make an adjustment between themselves to reflect the decision of the arbitrator.

ARTICLE IX — RIGHTS OF FIRST REFUSAL

9.01     Notice

     If any portion of the Assets is subject to a Right of First Refusal, or if the disposition herein requires the consent or approval of any third party under the Title and Operating Documents, the Vendor will, immediately after the Purchased Percentage is determined, serve all required notices. Each such notice will include a request for a waiver of any Right of First Refusal or for the granting of any required consent.

9.02     Valuation

The Purchaser will supply to the Vendor, in good faith and on a reasonable basis, the value or allocation proposed by the Purchaser for any of the Assets for which a Right of First Refusal notice is required under this Article. The parties will consult with respect to that value or allocation as appropriate in the circumstances. The Vendor will use the agreed upon value or allocation for the purposes of this section provided that any dispute between the parties with respect to that value or allocation will be resolved by arbitration as provided for in Article XI.

9.03     Amendments to Assets

Insofar as third parties elect to exercise any Right of First Refusal, the Vendor will promptly notify the Purchaser of that exercise. If the notice is received prior to Closing, the Purchaser will proceed only with the acquisition of the Purchased Percentage of those interests in the Assets to which those exercised third party Rights of First Refusal do not directly pertain. The value and description of the Purchased Assets will be amended under section 1.01, and, the parties will proceed with Closing for those unaffected Purchased Assets, with a resultant adjustment of accounts. If the notice is received after Closing, the Purchaser will re-convey those interests to the Vendor, or as the Vendor may direct, free and clear of any encumbrances created by, through or under the Purchaser, upon receipt by the Purchaser of the Purchased Percentage of the Purchase Price allocated to such interests.

ARTICLE X — LOSS

10.01     Loss

If, prior to the Closing Time, all or a substantial part of the Assets is destroyed by fire or other casualty, the Vendor will promptly give the Purchaser notice thereof. If the resulting loss is substantially reimbursable to the Vendor under its insurance policies, this Agreement will remain in full force and effect notwithstanding the destruction and the Vendor will at the Closing Time pay to the Purchaser all insurance proceeds arising from the destruction pertaining to the Purchased Assets. In addition, the Vendor at the Closing Time will assign, transfer and set over to the Purchaser all of the right, title and interest of the Vendor to any unpaid insurance proceeds arising out of the destruction of the Purchased Assets. The Vendor will not voluntarily compromise, settle or adjust any insurance claim resulting from the destruction without first obtaining the Purchaser’s consent. If the loss is not substantially reimbursable under the insurance policies the Purchaser may elect not to acquire the Purchased Assets which are destroyed in which case the parties shall attempt to agree to an adjustment to the Purchase Price, and failing such agreement, the matter may be referred to arbitration.

ARTICLE XI — DISPUTE RESOLUTION

11.01     Arbitration Proceedings

The parties will attempt to resolve any dispute arising hereunder through consultation and negotiation in good faith. If those attempts fail, a party may, by notice to the other party at any time during those negotiations, refer the dispute to binding arbitration for final resolution if the dispute pertains to: (i) revenues or expenses allocated under Article XIV; (ii) the value or allocation to be used in a Right of First Refusal notice under section 9.02; (iii) the value of

Purchased Assets for which Title Defects remain uncured under section 8.02; or (iv) any adjustment for damage under section 10.01. Any such arbitration, and any other arbitration the parties may agree to conduct hereunder, will be conducted under the Commercial Arbitration Rules of The Canadian Foundation for Dispute Resolution.

ARTICLE XII — PROJECTIONS

12.01     Projections

If any information and materials pertaining to the Assets delivered or made available by the Vendor to the Purchaser pursuant to this Agreement includes any evaluations, projections, reports or interpretive or non-factual materials prepared by or for or received by the Vendor, the Purchaser hereby releases and discharges the Vendor from any claim and all liability to the Purchaser and the Purchaser’s assigns and successors as a result of use or reliance upon them. The Purchaser confirms that it is not relying upon any representations and warranties of the Vendor except as set out in Article IV of this Agreement. Without limiting the foregoing, the Purchaser agrees that it will rely solely on its own appraisal and estimates as to the quantum or value of the Purchased Assets and will rely solely on its own geological and engineering interpretation analysis related thereto.

ARTICLE XIII — INDEMNITY

13.01     Indemnity by the Vendor

Subject to section 13.03 and provided that Closing has occurred, the Vendor shall:

(a)	be liable to the Purchaser for all losses, costs, damages and expenses whatsoever which the Purchaser may suffer, sustain, pay or incur; and

(b)	indemnify and save the Purchaser and its employees, consultants and agents and the directors and officers of PEOC harmless from and against all claims, liabilities, actions, proceedings, demands, losses, costs, damages and expenses whatsoever which may be brought against or suffered by the Purchaser, or such its employees, consultants and agents and the directors and officers of PEOC or which they may sustain, pay or incur;

as a direct result of any matter or thing arising out of, resulting from, attributable to or connected with a breach of the representations and warranties of the Vendor in Article IV and occurring prior to the Effective Time, except any losses, costs, damages, expenses, claims, liabilities, actions, proceedings and demands to the extent that the same either are reimbursed (or reimbursable) by insurance maintained by the Purchaser or are caused by the gross negligence or wilful misconduct of the Purchaser, its employees, consultants and agents, or of the directors or officers of PEOC. The indemnity granted by the Vendor herein, however, is not a title warranty and does not provide an extension of any representation or warranty contained in Article IV. Notwithstanding any provision herein, the liability of the Vendor and the indemnity hereby granted by the Vendor to the Purchaser shall only apply with respect to claims made within twelve (12) months following the Closing Time.

13.02     Indemnity by the Purchaser

Provided that Closing has occurred, the Purchaser shall:

(a)	be liable to the Vendor for all losses, costs, damages and expenses whatsoever which the Vendor may suffer, sustain, pay or incur; and

(b)	indemnify and save the Vendor and its directors, officers, employees, consultants and agents harmless from and against all claims, liabilities, actions, proceedings, demands, losses, costs damages and expenses whatsoever which may be brought against or suffered by the Vendor, its, directors, officers, employees, consultants and agents or which they may sustain, pay or incur;

as a result of any matter or thing arising out of, resulting from, attributable to or connected with the Purchased Assets and occurring subsequent to the Effective Time, except any losses, costs, damages, expenses, claims, liabilities, actions proceedings and demands to the extent that the same either are reimbursed (or reimbursable) by insurance maintained by the Vendor or are caused by the gross negligence or wilful misconduct of the Vendor, its directors, officers, employees, consultants, agents or assigns.

13.03     Purchased Assets Acquired On “As Is” Basis

By Closing, and notwithstanding the foregoing provisions of this Article, the Purchaser acknowledges that it is acquiring the Purchased Assets on an “as is” basis. The Purchaser acknowledges that it is familiar with the condition of the Assets, including the past and present use of the Lands and the Tangibles, that the Vendor has provided the Purchaser with a reasonable opportunity to inspect the Assets and the Title and Operating Documents at the sole cost, risk and expense of the Purchaser (insofar as the Vendor could reasonably provide such access) and that the Purchaser is not relying upon any representation or warranty of the Vendor as to the condition, environmental or otherwise, of the Assets, except as is specifically made pursuant to Article IV. Provided that Closing has occurred, the Purchaser further agrees that it shall:

(a)	be solely liable and responsible for any and all losses, costs, damages and expenses which the Vendor may suffer, sustain, pay or incur; and

(b)	indemnify and save the Vendor and its directors, officers, employees, consultants or agents harmless from any and all claims, liabilities, actions, proceedings, demands, losses, costs, damages and expenses whatsoever which may be brought against or suffered by the Vendor, its directors, officers, employees, consultants or agents or which they may sustain, pay or incur;

as a result of any matter or thing arising out of, resulting from, attributable to or connected with any environmental liabilities pertaining to the Purchased Assets, or any of them, whether arising or accruing on, prior to or subsequent to the Effective Time or Closing Time, including, without limitation, damage from or removal of hazardous or toxic substances, clean-up, well abandonment and reclamation except those arising from a matter which results in a statement made in subsection 4.01(t) being untrue and except to the extent the Vendor is actually reimbursed by insurance carried by it. Once Closing has occurred, the Purchaser shall be solely responsible for all environmental liabilities respecting the Lands, the abandonment of all wells on the Lands and the reclamation of the Lands as to the Purchased Percentage interest as between the Vendor and the Purchaser, and hereby releases the Vendor from any claims the Purchaser may have against the Vendor with respect to all such liabilities and responsibilities, except those arising from a matter which results in a statement made in subsection 4.01(t) being untrue and except to the extent the Vendor is actually reimbursed by insurance carried by it.

13.04     No Merger

The indemnities set forth in sections 13.01, 13.02 and 13.03 will be deemed to apply to, and will not merge in, any assignment, transfer, conveyance, novation or other document conveying the Purchased Assets to the Purchaser.

13.05     Carriage of Litigation

If a claim is made under this Article XIII involving a claim by a third party, the party with greater exposure under this Agreement in respect of the claim will have carriage of the third party litigation. It will consult with the other party, which will be entitled to retain its own counsel and participate in the litigation at its own expense.

13.06     Limit on the Vendor’s Responsibility

In no event, except in the event of fraud, shall the total of the liabilities and indemnities of the Vendor under this Agreement, including without limitation, any claims relating to its representations and warranties, exceed the Purchase Price.

13.07     Assumption

At Closing, as of the Effective Time and subject to the terms and conditions herein, the Purchaser will assume all obligations and liabilities of the Vendor in respect of the Purchased Assets, including the Vendor’s obligations under the Material Contracts.

ARTICLE XIV — ADJUSTMENTS

14.01     Adjustments

     (a)  Except as otherwise provided herein the parties will adjust and apportion expenditures and revenues of every kind and nature incurred, payable or paid in respect of the Purchased Assets including operating, maintenance, development and capital costs, proceeds from the sale of Petroleum Substances, royalties, property taxes, gas cost allowance (or similar allowances), prepayments and deposits, duties, taxes and assessments, as at the Effective Time. All costs incurred in connection with work performed or goods and services provided in respect of the Purchased Assets will be deemed to have accrued as of the date the work was performed or the goods or services provided, regardless of the time those costs became payable.

     (b)  The Vendor is entitled to the revenues and benefits from the ownership and operation of the Assets accrued prior to the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Assets incurred prior to the Effective Time.

     (c)  The Purchaser is entitled to the revenues and benefits from the ownership and operation of the Purchased Assets accrued from and after the Effective Time and is responsible for and will pay for the expenditures pertaining to the ownership, operation and development of the Purchased Assets incurred from and after the Effective Time.

     (d)  All Petroleum Substances produced as of the Effective Time, but not delivered to the purchaser of those Petroleum Substances, including Petroleum Substances in storage, will not comprise part of the Purchased Assets, provided that sulphur comprising part of a base pad or storage block, if any, will form part of the Purchased Assets. Petroleum Substances not comprising part of the Purchased Assets will remain the property of the Vendor and the proceeds from the sale and the expenses pertaining to those Petroleum Substances will be for the Vendor’s account , with sales of those Petroleum Substances deemed to occur on a “first in, first out” basis.

     (e)  There will be no adjustments for royalty tax credits or similar incentives that accrue to a party because of financial or organizational attributes specific to it, other than gas cost allowances (or similar cost allowances).

     (f)  All statements prepared under this section 14.01 will be prepared as contemplated herein and in accordance with generally accepted accounting principles applying the accrual method. The Purchaser shall report all net revenue and pay all income tax on the net revenue from the Purchased Assets from the Effective Time.

     (g)  By not less than two (2) business days prior to the Closing Time, the Vendor shall deliver to the Purchaser a written interim statement of revenue and expenses under this Agreement and the Vendor will make available to representatives of the Purchaser all information necessary for the Purchaser to confirm the calculations in the statement. The parties will cooperate in settling the adjustments and payment to be made on an interim basis and the amount so agreed will be employed for the purposes of the Closing and completion of the transactions contemplated by this Agreement.

     (h)  Within 180 days following the Closing Time, the parties will cooperate in preparing a final statement of all adjustments and payments to be made pursuant to this Agreement. Upon agreement as to all adjustments and payments to be made, the net amount will be remitted by the party who in the net result is obliged to make payment.

     (i)  Notwithstanding the preceding subsection, each party will have the right, within the later of 6 months following the distribution of the final statement of adjustments by the Vendor under subsection 14.01(h) or 12 months following the Closing Time, to examine, copy and audit the records of the other relative to the Purchased Assets for the purpose of effecting or verifying adjustments required under this Article. The auditing party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited party within 2 months following the completion of that audit. That party will respond in writing to any such claims within 6 months of the receipt of notice of those claims. The parties will resolve any outstanding claims of discrepancies under the arbitration provisions as set forth in Article XI if they are unresolved within 2 months of that response.

     (j)  Notwithstanding subsection 14.01(h), further adjustments on the basis indicated in this Article will be made as and when those items arise if notice requesting that adjustment, including reasonable particulars thereof, has been given by a party to the other party within 30 days following receipt of a Thirteenth Month Adjustment or a completed and agreed to audit or other report and the need for that adjustment arises from:

(i)	a Thirteenth Month Adjustment, operator error adjustments or errors established by joint venture audits within 36 months after the Closing Time; or

(ii)	errors established by an audit or other review of lessor royalty payments that is conducted under the Regulations or Leases within 60 months after the Closing Time or such later time as may be prescribed by the Regulations.

     (k)  Subject to the timing restrictions in this Article XIV, the parties agree that the period for seeking a remedial order under section 3(1)(a) of the Limitations Act (Alberta) is extended from 2 years to 4 years for all claims that may arise under this Article XIV respecting adjustments and audits.

     (l)  Subject to subsection (m) below, all payments made after the Closing Time are to be paid within thirty (30) days after the amount is determined and, if not paid within the thirty (30) days, will thereafter bear interest until paid at a rate of interest equal to six and one-half percent (6.5%) per annum compounded annually.

     (m)  The Vendor shall pay to the Purchaser all revenues received in respect of the Purchased Assets for the period from and after the Effective Time on the later of the Closing Time or thirty (30) days after each receipt of such revenue by the Vendor, failing which the Vendor shall pay interest thereon to the Purchaser at the rate set forth in subsection (l) above to the date of payment.

     (n)  All freehold mineral taxes, surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights shall be apportioned as to the Purchased Percentage interest between the Vendor and the Purchaser on a per diem basis at the Effective Time.

ARTICLE XV — MISCELLANEOUS

15.01     Partial Invalidity

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the invalidity, illegality or unenforceability will not affect any other provision of this Agreement and this Agreement will be construed as if the invalid, illegal or unenforceable provision had never been contained herein unless the deletion of the provision would result in such material change to cause the completion of the transactions contemplated herein to be unreasonable.

15.02     Counterparts

This Agreement may be executed in one or more counterparts, each of which will be deemed an original instrument, and all counterparts together will constitute one agreement.

15.03     Notice

     All notices, consents and other instruments which are required or may be given pursuant to this Agreement must be given in writing and delivered personally or by telecopy as follows:

If to the Vendor:	To:	4700, 888 — 3rd Street S.W. Calgary, AB T2P 5C5 Attention: President Telecopy: (403) 237-1902

If to the Purchaser:	To:	500, 630 — 4th Avenue S.W.

Calgary, AB T2P 0J9 Attention: President Telecopy: (403) 269-4444

or in accordance with the latest unrevoked instructions delivered by one party to the other. All notices will be deemed to have been duly given at the time of delivery or, in the case of telecopy, on the first business day after telecopying.

15.04      Further Assurances

After the Closing Time, at the Purchaser’s request, without further consideration, the Vendor will execute and deliver or cause to be executed and delivered such other instruments of conveyance and transfer as the Purchaser reasonably may request to more effectively vest the Purchased Assets in the Purchaser.

15.05      Amendments and Waivers

No supplement, modification, waiver or termination of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will be deemed or will constitute a waiver of any other provision hereof (whether or not similar) nor will a waiver constitute a continuing waiver unless otherwise expressly provided.

15.06      Expenses

All expenses incurred by the Vendor in connection with or related to the authorization, preparation and execution of this Agreement and all other matters related to the Closing of the transaction contemplated hereby, including, without limitation, all fees and expenses of counsel, accountants and financial advisors employed by the Vendor, will be borne solely and entirely by the Vendor; and all such expenses incurred by the Purchaser will be borne solely and entirely by the Purchaser.

15.07      Transfer Taxes

The Purchaser will bear all sales, use, property, land transfer, business transfer, commodity and other taxes (other than income taxes imposed on the Vendor) and duties, levies and other governmental charges incurred with respect to the transfer of the Purchased Assets and the transactions undertaken pursuant to Article II.

15.08      Assignment

Neither party may assign this Agreement or any part thereof prior to Closing. Except as otherwise provided herein, this Agreement will be binding upon and enure to the benefit of the parties and their successors and assigns.

15.09      Publicity

Except as may be required by law, neither party will make any press release or other public disclosure of this Agreement or the transactions contemplated herein without the prior consent of the other, not to be unreasonably withheld. The parties will consult with each other on public disclosure with a view to joint disclosure where practicable.

15.10     Time is of Essence

Time shall be of the essence in this Agreement.

15.11     Remedies Cumulative

No reference to or exercise of any specific right or remedy by a party hereunder shall prejudice or preclude such party from exercising or invoking any other remedy in respect thereof, whether allowed at law or in equity or expressly provided for herein. No such remedy shall be exclusive or dependent upon any other such remedy but each party may exercise any one or more of such remedies independently or in combination.

15.12     Signs and Notifications

After Closing the Purchaser shall remove any signs which indicate the Vendor’s ownership or operation of the Purchased Assets. It shall be the responsibility of the Purchaser, where necessary, to erect or install any signs that may be required by governmental agencies indicating the Purchaser to be the operator of the Assets and to notify other working interest owners, gas purchasers, suppliers, contractors, governmental agencies and any other person of the Purchaser’s interest in the Purchased Assets.

15.13     Operatorship

The Purchaser acknowledges that the Vendor is unable to assign to Purchaser operatorship of the Assets operated by the Vendor and in respect of which the Vendor does not have a 100% interest. The Vendor shall, however, use reasonable efforts to assist the Purchaser in its attempts to obtain operatorship.

     IN WITNESS WHEREOF this Agreement has been duly executed by each party as of the date first above written.

PARAMOUNT RESOURCES LTD	PARAMOUNT ENERGY OPERATING CORP., as trustee of PARAMOUNT OPERATING TRUST

by:	by:

by:	by: